Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

(248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

20 October 2023

Ms. Alyssa Wall

Ms. Erin Jaskot

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Mail Stop 3561

Washington, D.C. 20549

Re:	Eco Science Solutions, Inc. Registration Statement on Form 10-12G Filed August 17, 2023 File No. 000-54803

Dear Ms. Wall:

We are in receipt of your correspondence dated October 18, 2023, and on behalf of Mr. Michael Rountree, Chief Executive Officer of Eco Science Solutions, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement on Form 10-12G for Eco Science Solutions, Inc.

Amendment No.1 to Registration Statement on Form 10-12G

Item 5. Directors and Executive Officers, page 25

1. We note your response to comment 4 and reissue. In your future periodic filings, please revise your disclosure to indicate any other directorships held, including any other directorships held during the past five years, held by each director, with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Act or any company registered as an investment company under the Investment Company Act of 1940. As one example only, you state that Mr. Mudd currently, and previously, served as a member of the board of directors and chairman of the audit committee of other China-and U.S-based NASDAQ and AMEX listed companies, but you do not name the companies. If none of your directors has held any such directorships, please state this affirmatively.

1

Ms. Alyssa Wall

Ms. Erin Jaskot

United States Securities and Exchange Commission

Re: Eco Science Solutions, Inc.; File No. 000-54803

20 October 2023

Response: The Company understands the Staff’s comment and respectfully informs the staff that for future periodic filings, it will revise the disclosures and affirmatively state that neither currently, nor for the past five years, none of our directors and or executive officers, have held a directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Act or any company registered as an investment company under the Investment Company Act of 1940, other than with Eco Science Solutions, Inc. Further, in the event that our directors and officers take a directorship with any other Company outside of Eco Science Solutions, Inc. that we will disclose that directorship in its future period filings, as applicable. Further, the word “currently” was a typo in the description of Mr. Mudd (on page 25 of the S-1). Mr. Mudd Retired in 2014 and came out of retirement in 2020 to serve as the Ombudsman and Chairman of the Board of ESSI.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Michael Rountree, Chief Executive Officer at (949) 366-3180.

With best regards,

/s/ Sharon D. Mitchell

Sharon D. Mitchell

/

cc:	Mr. Michael Rountree Chief Executive Officer Eco Science Solutions, Inc.

2